Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Liberty PlugIns, Inc.
1482 East Valley Rd, Ste 329
Santa Barbara, CA 93108
www.libertyaccesstechnologies.com

Up to $1,070,000.00 in Common Stock at $0.40
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Liberty PlugIns, Inc.
Address: 1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
State of Incorporation: DE
Date Incorporated: September 15, 2009

Terms:

Equity

Offering Minimum: $10,000.00 | 25,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 2,675,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.40
Minimum Investment Amount (per investor): $300.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

_____

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

_____

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

*All perks occur after the offering is completed."

The Company and its Business

Company Overview

Liberty is a technology company that focuses on access control and authentication. We develop firmware and software for EV charging systems serving workplace, multi-tenant dwellings and fleets.

Liberty has formed a new 90% owned subsidiary called Liberty Health Technologies, Inc. (LHT). We are developing hardware and software for our first product, "myTempie" tm. This product combines secure, individual facial recognition authentication with non-contact skin temperature screening for access control. This will allow schools, offices and businesses to verify people are fever free before they arrive.

Competitors and Industry

Our main competitors in EV charging are ChargePoint, Greenlots, EV Connect, eMotorwerks, and SemaConnect who are focused primarily on public charging. Liberty is focused on workplace, Multi-Tenant Dwelling and fleet charging.

Our new innovative, product, "myTempie" tm has no direct competitors that we know of. "myTempie" tm is tied to a smartphone app and allows at home temperature verification as opposed to on site temperature screening by a hand held sensor or thermal camera.

Current Stage and Roadmap

Liberty is a growing, medium stage company. Liberty has an established base in EV charging access control and currently manages over 1,750 EV chargers.

Our new LHT subsidiary is developing its new non-contact skin temperature and authentication application and device. We are hoping to leverage our relationship with a leading physical access control company to integtrate our product with their existing systems and market it to offices, schools and businesses.

The Team

Officers and Directors

Name: Chris Outwater

Chris Outwater's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO
  Dates of Service: September 15, 2009 - Present
  Responsibilities: Developed the original strategic plan and products for the company. Continues to invent new technology. Overall management and operations oversight. Identifying new markets and partnership opportunities to grow the company. Mr. Outwater's annual salary is $60,000 plus a 5% sales commission. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

- **Position:** Director
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

- **Position:** CEO
  Dates of Service: June 12, 2020 - Present
  Responsibilities: CEO of Liberty Health Technologies, Inc.

Name: Michael M. Keane

Michael M. Keane's current primary role is with StratagoCorp. Michael M. Keane currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Manage web services, database, and software development. Mr. Keane is compensated as an independent contractor and his compensation was approximately $48,000 in 2018. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** StratagoCorp
  Title: Founder
  Dates of Service: June 15, 2012 - Present
  Responsibilities: CEO

Name: Richard G. Mckee, Jr.

Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services 10 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chairman of Board
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation in 2018, but is eligible to receive company stock options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Dynamic Investment Group, Inc.
  Title: CEO
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Stock analysis, consulting and portfolio management.

Name: Edward C. Gomez, M.D.

Edward C. Gomez, M.D.'s current primary role is with Russian Hills Estate Winery, Sonoma California. Edward C. Gomez, M.D. currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Board members provide oversight and protect the shareholders' interests. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Russian Hills Estate Winery, Sonoma California
  Title: Co-founder, general manager
  Dates of Service: January 12, 2000 - Present
  Responsibilities: Administration

Name: Herman Morton Leibowitz

Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 05, 2017 - Present
  Responsibilities: Board members provide oversight and protect the interest of the shareholders. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Waste Heat Solutions
  Title: Founder
  Dates of Service: January 15, 2000 - Present
  Responsibilities: Waste heat and thermodynamics engineer

Name: Timothy A. Hylas

Timothy A. Hylas's current primary role is with Lewis and Hylas LLC. Timothy A. Hylas currently services 8 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Company accounting and finances and creating financial reports for the company. Mr. Hylas received $18,000 in compensation in 2018. He received no equity compensation in 2018, but is eligible for company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** Lewis and Hylas LLC
  Title: Manager
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Manages the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the electric vehicle charging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that any proposed product may never become an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development stage and have only manufactured two products. Delays or cost overruns in the development of our new smart gateway and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds". Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Liberty PlugIns was formed on September 15, 2009. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Liberty has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

Liberty was formed on September 15, 2009. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. If you are investing in this company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's assets is its intellectual property. The Company owns eleven granted US patents, one registered trademark, unregistered copyrights on software, seven Internet domain names, and an undisclosed number of trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the California Public Utility Commission, California Air Resources Board, California Air Quality Management Districts, California Energy Commission and other relevant government entities and their regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, network communications, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanism or data that we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on our computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our services. Any disruptions of services or cyber-attacks either on our technology provider or on Liberty PlugIns could harm our reputation and materially negatively impact our financial condition and business.

The cost of enforcing our patents could prevent us from enforcing them
One of the Company's assets is its patents. The Company owns eleven granted US patents. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Liberty Risk Factors
General Risks Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for

these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Funds Risks If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage for our next generation products and have only started to manufacture a prototype. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Security Rights Risks Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if we cannot raise the funds on commercially reasonable terms, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. Market Competition and Operating History Risks Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history, and we have not yet generated any profits The Company was formed in 2009 and has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. If you are investing in this Company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market and sell our products and services, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Intellectual Property Risks We have existing patents and other intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of our IP, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We rely on combinations of IP protection methods. We rely primarily on a combination of trade secrets, patents, copyright and trademark laws, and confidentiality procedures to protect our proprietary technology, which is our principal asset. Our ability to compete effectively will depend to a large extent on our success in protecting our proprietary technology, both in the United States and abroad, including our issued U.S. patents: 7,984,852 8,111,043 8,511,539 8,622,289 8,749,199 8,812,353 9,652,721 and our pending patent applications: 14/436,753 15/468,585 15/582,470 There can be no assurance that (i) any patent that we apply for or, (ii) any patents issued, will not be challenged, invalidated, infringed, or circumvented, (iii) we will have the financial resources to enforce our patents, or (iv) the patent rights granted will provide any competitive advantage. We could incur substantial costs in defending any patent infringement suits or in asserting our patent rights, including those granted by third parties, and we might not be able to afford such expenditures. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the California Air Resources Board, California Public Utility Commission, California's Air Quality Management District and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, network communication, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanisms or data we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on COMPANY NAME or in its computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our technology. Any COMPANY NAME could harm our reputation and materially negatively impact our financial condition and business. The reduction, elimination or unavailability of current or contemplated government incentives may force our business plan to be changed and may materially adversely affect our business. Our business plan relies to a significant extent on the availability of substantial federal, state and local governmental incentives for the development, production and purchase of electric vehicles and EV charging and billing systems. These incentives include, among others, tax deductions, tax credits, rebates, accelerated depreciation and government loans, grants and other subsidies. There can be no assurance that some or all of the current or future incentives will not be substantially reduced or eliminated, nor can there be any assurance that any currently proposed incentives will actually take effect. Similarly, there can be no assurance that we will ever receive any government loans, grants or other subsidies.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

New Subsidiary and planned new product

We are creating a new subsidiary and spending development funds on a new planned product, our "myTempie" app and device for health authentication and access control. There is no guarantee that our development project will be successful and that a sufficient market and sales will exist to allow us to make a profit.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
None	1	Common Stock	1.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,675,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 48,002,720 outstanding.

Voting Rights

Common share voting rights. one share, one vote.

Material Rights

On a fully diluted basis we have 48,002,720 shares of common stock outstanding. Of those 48,002,720 shares, 6,275,000 are unconverted options and 6,846,173 are unconverted warrants.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: new product development and general corp purposes
  Date: January 31, 2017

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: general corporate purposes
  Date: November 09, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $225,000.00
  Number of Securities Sold: 900,000
  Use of proceeds: general corporate purposes
  Date: March 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: general corp purposes
  Date: December 23, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: General Corporate Purposes
  Date: May 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Results of Operations

Circumstances which led to the performance of financial statements:

Liberty Access Technologies

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

The following discussion is based on our unaudited operating data and is subject to change once we prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Financial Statements

Our financial statements for the years ending December 31, 2018 and 2019 can be found in the financial statement section of the campaign.

Financial condition

Liberty PlugIns, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $847,042, up 12% compared to fiscal year 2018 revenue of $756,252. We believe the increase is due to greater demand for electric vehicles across the US, but mostly in our primary markets in California and New Jersey and Arizona. We believe that U.S. EV sales will continue to expand, allowing us to demonstrate success with our Hydra charging product.

Cost of sales

Cost of sales in 2019 was $390,252 an increase of approximately $59,000, from cost of sales of $331,326 in fiscal year 2018. This change was largely due to an increase in sales resulting in an increase in component parts needed.

Gross Margins

2019 gross profit increased by $31,864 over 2018 gross profit and gross margins as a percentage of revenues decreased slightly from 56% in 2018 to 54% in 2019. This performance was caused primarily by a general increase in Hydra sales, but a decrease in contract revenue at higher software maintenance costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2019 increased $28,431 from 2018. Approximately $32,500 of this increase was due to increased marketing and product development expenses.

Recent offerings of securities

In 2019, the Company completed an offering exempt from the 1933 Securities Act of 100,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $25,000. In addition, the Company raised through a crowdfunding offering on Start Engine 251,444 shares of common stock at an average price of just over $0.275 per share for a total raise of $68,693.92.

In 2018, the Company completed an offering exempt from the 1933 Securities Act of 900,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $225,000. In addition, debt in the amount of $249,800 was converted into 1,294,601 shares of common stock.

The total issuance in 2018 was therefore 2,194,601 shares of common stock for total proceeds of $474,800.

In 2017, the Company completed an offering exempt from the Securities Act of 1933 of 700,000 shares of its common stock at a price of $0.25 per share, for total proceeds of $175,000. In addition, convertible debt in the amount of $236,093 was converted into 1,216,975 shares of common stock.

The total issuance in 2017 was therefore 1,916,975 shares of common stock for total proceeds of $411,093.

The Company no longer has any convertible debt outstanding.

Historical results and cash flows:

Yes, we hope to continue and also improve on past results. In 2019 Liberty's revenue grew by 12% and we expanded our projects in school bus and workplace charging and continued to improve our back office to handle larger EV charging installations.

Liberty has grown since its inception and is planning to launch our exciting new "myTempie" tm product before the end of this year. We expect this product to open large new markets for Liberty in the access control area starting in 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash $31,490 as of Dec 31st, 2019.

The company currently has use of the CEO's revolving line of credit facility from Wells Fargo Bank for a total amount available of $72,500. As of Dec 31st, 2019, this line of credit had an outstanding balance of $20,400.00. In addition, Liberty obtained a PPP loan for $39,000.

We also have numerous existing shareholders who have loaned the company money in the past and are able to loan more money to the company, as and when needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds from the campaign will help us expand our markets and our new product development. We have other capital resources available. We expect revenue from operations and the funds from this campaign to be sufficient to run the company for at least 3 years. In light of the COVID pandemic, lock down, and current economic uncertainty the StartEngine funds are extremely helpful and allow us to maintain and try to grow our existing operations and develop our "myTempie" tm product. While these funds are probably not critical to our current operations, they will help us expand more quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In light of the COVID pandemic, lock down, and current economic uncertainty the StartEngine funds are extremely helpful and allow us to maintain and try to grow our operations and launch our new "myTempie" tm product, but are not necessary to the viability of the company. We expect revenue from operations and the funds from this campaign and other capital resources available to be sufficient to run the company for at least 3 years.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to be able to operate for at least three years, as long as we continue to profitably grow. Our minimum StartEngine funds will primarily go toward increased marketing expenses and increasing our working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, we expect to increase our growth rate and therefore we expect to operate for at least three years. If we raise the maximum amount of our StartEngine funds, we will use the proceeds to increase R&D on our next generation charging system and to develop and launch our new "myTempie" tm product. We plan to increase our marketing, add to our back office operations and increase our working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Since its inception in 2009, the Company has raised approximately $3,210,881 in equity in several rounds of funding. We believe that we can continue to access private loans or alternate equity funding, if needed in the future. We could also have significant capital paid into the company from the exercise of our outstanding warrants.

Indebtedness

- **Creditor:** Existing shareholders: Lori Davis, Michael McKee, Alita Mckee, and Dynamic Value Partners, Ltd.
  Amount Owed: $66,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2019
  The notes accrue simple interest at 10% per annum. The notes are expected to be repaid this year from operations.

- **Creditor:** Chris Outwater
  Amount Owed: $20,419.00
  Interest Rate: 10.0%
  Maturity Date: August 01, 2021

Related Party Transactions

- **Name of Entity:** Michael P. McKee
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $9600 Promissory Note
  Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Alita S. McKee
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $9,600 Promissory Note
  Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Dynamic Value Partners, Ltd.
  Names of 20% owners: Richard G. Mckee, Jr.
  Relationship to Company: Richard G. McKee, Jr., the general partner of the partnership is a director of the company.
  Nature / amount of interest in the transaction: $10,800 Promissory Note
  Material Terms: 10% interest, maturing 12/31/2019

- **Name of Entity:** Chris Outwater
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Chris Outwater allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $72,500. As of December 31st, 2018, the outstanding balance of that line of credit was $68,378.00. However, the Company also loaned back to Chris Outwater $36,000 as of December 31, 2018, which is a loan receivable from Chris Outwater to Liberty.
  Material Terms: $72,500 line of credit at 10% interest per annum. Less a $36,000 loan back to Chris Outwater as of Dec 31, 2018 at 10% interest per annum. Due December 31, 2019.

- **Name of Entity:** Lori Davis
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $30,000 Promissory Note
  Material Terms: 10% interest, maturing Dec 31st, 2019.

Valuation

Pre-Money Valuation: $19,201,088.00

Valuation Details:

1). Portfolio of 11 issued patents and 3 patents pending. In the technology space a solid barrier of intellectual property is required.

2). Innovative products. Liberty's Hydra, has already established significant market penetration in a hot space -- electric vehicle charging. Liberty introduced their proprietary Hydra electric charging management system in 2013. Their first customer, San Diego Gas and Electric set a very high bar. Advantages of the Hydra against larger, better capitalized competition allowed Liberty to compete and win prestigious RFP'S from utilities and municipalities as well as large fortune 500 clients. Synchronous Code Technology enabling keypads to function ubiquitously and easily utilize charging stations is another example of Liberty's proprietary innovations.

3). Certifications and UL approval necessary to meet stringent industry requirements have been attained.

4). Customers. Our customers include SDG&E, PG&E, PSE&G, Los Angeles County, Bristol-Myers Squibb, Unilever, Dow Jones, Campbell Soup, Cushman & Wakefield, and hotels and school districts, to name a few.

5). Recurring revenue stream. In addition to revenue from hardware sales, for every charging system sold Liberty collects a monthly service fee for "back office support". Recurring fees also include warranties/extended warranties. This recurring revenue grows over time in addition to Liberty's new product sales.

6). Experienced founder. Chris Outwater is a serial entrepreneur who is co-inventor of over 20 patents. Many of these patents have been monetized via his companies and IP sales. The 11 issued patents and 3 pending for Liberty alone is evidence of his vision.

7). Financial statements. Liberty financial statements demonstrate a growing company. In the current year, 2019, Liberty should become profitable and continue to rapidly grow with their electric school bus program.

8). Goodwill. With Liberty's established brand name, patented product offerings, and major utility and corporate clients the company has earned a significant amount of goodwill in the electric vehicle industry.

Considering all of the above, advice from the founder, the board of directors and our investment banker was used to establish our $0.40 offering price. The company's last round, which was sold exclusively to accredited investors, was priced at $0.25 cents. Significant progress by Liberty and potential massive EV adoption, including electric school buses, is driving a bright future and justifies this valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  4.0%
  Develop low cost simple gateway product for low end workplace and residential MuD customers. Accelerate development of next generation HYDRA which will use wireless or direct wire connection to directly control each EVSE. This will significantly reduce system cost and allow our systems to control a larger number of EVSE.

- *Marketing*
  40.0%
  Upgrade website and promotional literature especially for new fleet and school

bus market verticals. Increased attendance at trade shows and symposiums specifically in the fleet and school bus market verticals.

- *Working Capital*
50.0%
This money will be used to increase short term liquidity and for general corporate purposes.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
6.0%

- *Research & Development*
35.0%
Continue updating our Hydra products and low cost gateway solution. Develop our new "myTempie" tm phone app and device and software to integrate into existing access control systems.

- *Operations*
25.0%
As we work to develop our "myTempie" tm app we plan to also hire and train operations personnel for our existing EV charging business. We also want to expand our call center, back office and tech support.

- *Working Capital*
19.0%
The increased liquidity will help us meet the existing demand in our current markets and expected growth in the workplace and fleet charging markets. Additional capital is required for planned development and launch of our new health authentication app.

- *Marketing*
15.0%
Rebrand Liberty including website upgrade and creation of new literature to promote our new subsidiary and planned "myTempie" tm product. We also hope to hire at least one new marketing person.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.libertyaccesstechnologies.com (On the investors page of the company's website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/liberty-plugins-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Liberty PlugIns, Inc.

[See attached]

LIBERTY PLUGINS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Liberty Plugins, Inc.
Santa Barbara, California

We have reviewed the accompanying financial statements of Liberty Plugins, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2020
Los Angeles, California

LIBERTY PLUGINS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 31,490	$ 37,594
Accounts receivable—net	127,413	117,480
Inventories	10,000	6,000
Prepaids and other current assets	35,190	36,000
Total current assets	**204,094**	**197,073**
Property and equipment, net	-	-
Intangible assets, net	141,722	146,385
Other assets	-	-
Total assets	**$ 345,816**	**$ 343,459**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 128,052	$ 149,481
Short term loan	66,000	60,000
Other current liabilities	58,483	1,112
Total current liabilities	**252,535**	**210,593**
Convertible Note	$ -	$ -
Loan	-	-
Total liabilities	**252,535**	**210,593**
STOCKHOLDERS' EQUITY		
Common Stock	3,563	3,408
Aditional Paid in Capital	3,272,032	3,182,473
Retained earnings/(Accumulated Deficit)	(3,182,314)	(3,053,016)
Total stockholders' equity	**93,281**	**132,865**
Total liabilities and stockholders' equity	**$ 345,816**	**$ 343,459**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	847,042	$	813,613
Cost of goods sold		390,252		331,326
Gross profit		456,790		482,286
Operating expenses				
General and administrative		448,994		437,761
Research and development		42,025		37,883
Sales and marketing		83,952		55,054
Total operating expenses		574,971		530,698
Operating income/(loss)		(118,181)		(48,412)
Interest expense		11,119		26,944
Other Loss/(Income)		(1)		-
Income/(Loss) before provision for income taxes		(129,299)		(75,356)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(129,299)**	$	**(75,356)**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Aditional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2017	**30,664,973**	**$ 3,218**	**$ 2,707,863**	**$ (2,977,660)**	**$ (266,579)**
Net income/(loss)	-	-	-	(75,356)	(75,356)
Issuance of shares	900,000	90	224,910	-	225,000
Conversion of notes into shares	2,511,574	100	249,700	-	249,800
Balance—December 31, 2018	**$ 34,076,547**	**$ 3,408**	**$ 3,182,473**	**$ (3,053,016)**	**$ 132,865**
Net income/(loss)	-	-	-	(129,299)	(129,299)
Issuance of shares	1,551,444	155	89,559	-	89,714
Balance—December 31, 2019	**35,627,991**	**$ 3,563**	**3,272,032**	**$ (3,182,314)**	**$ 93,281**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(129,299)	$	(75,356)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		14,721		13,895
Debt discount and issuance amortization		-		11,556
Intreste Expense - not paid		6,000		-
Changes in operating assets and liabilities:				
Accounts receivable		(9,934)		(64,023)
Inventory		(4,000)		6,500
Prepaid expenses and other current assets		810		(36,000)
Accounts payable and accrued expenses		(21,429)		52,267
Credit Cards		-		-
Other current liabilities		57,371		1,112
Net cash provided/(used) by operating activities		**(85,759)**		**(90,050)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(10,058)		(14,735)
Net cash provided/(used) in investing activities		**(10,058)**		**(14,735)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans		-		8,000
Repayments on Loans		-		(105,378)
Issuance of Common Stock		89,714		225,000
Net cash provided/(used) by financing activities		**89,714**		**127,622**
Change in cash		(6,103)		22,837
Cash—beginning of year		37,594		14,757
Cash—end of year	$	**31,490**	$	**37,594**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	(105,378)

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Liberty Plugins, Inc. was formed on September 10, 2009 ("Inception") in the State of DE. Financial statements of Liberty Plugins Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company headquarters are located in Santa Barbara, CA.

Liberty Plugins is engaged in the business of electric vehicle charging infrastructure. It offers a unique, local gateway product that separates the network from the charger which allows Liberty to offer high levels of service and unique access and billing features at very competitive prices. Unique infrastructure also allows.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

LIBERTY PLUGINS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Liberty Plugins, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Goods	$	10,000	$	6,000
Total Inventories	**$**	**10,000**	**$**	**6,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid Expenses and Other Current Assets consist of:				
Shareholders' Loan Receivable	$	35,190	$	36,000
Total Prepaids Expenses and Other Current Assets	**$**	**35,190**	**$**	**36,000**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Other current liabilities		58,483		1,112
Total Other Current Liabilities	**$**	**58,483**	**$**	**1,112**

5.   INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

As of Year Ended December 31,		2019		2018
Intangible assets	$	**156,443**	$	**160,280**
Patents	$	156,443	$	160,280
Accumulated amortization		(14,721)		(13,895)
Intangible assets, Net	$	**141,722**	$	**146,385**

Period	Amortization expense
2020	14,721
2021	14,721
2022	14,721
2023	14,721
Thereafter	82,838
Total	$ **141,722**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $14,721 and $13,895 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisting of 100,000,000 of common stock with par value of $0.0001. As of December 31, 2019, outstanding of shares issued amounted to 35,627,991.

In year 2017 the Company issued 700,000 shares at $0.25 and 350,000 warrants consists of 150,000 at $0.25 and 200,000 at $ 0.30. In the same year, the company issued 943,984 common shares in exchange for convertible notes. Total amount of shares outstanding as of December 31, 2017 was 30,664,973.

In year 2018 the Company issued 900,000 shares at $0.25 and 450,000 warrants consisting of 50,000 at $0.25 and 400,000 at $0.30. In addition, in Y2018, the company issued 2,511,574 shares in exchange for convertible notes (consisted of 338,158 at $.19 and 2,173,416 at $0.194 as well as warrants for 912,888 shares at $.30). Total amount of shares outstanding as of December 31, 2018 was 34,076,547.

During fiscal year 2019 the Company issued 1,551,444 shares at $0.06.

7. DEBT

Promissory Note

On December 31, 2018, the company issued Promissory note contract with private individuals and a legal entity, initially due on June 30, 2019. Repayment due on due date and includes, both principal and interest. On August 16, 2019 maturity date postponed to December 31, 2019. As of December 31, 2019 outstanding balance is $66,000 and the whole amount is classified as short-term.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (16,096)	$ 10,020
Valuation Allowance	16,096	(10,020)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (93,575)	$ (54,992)
Valuation Allowance	93,575	54,992
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $357,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

Family members related to the officers and owners purchased Promissory Notes from the Company in the total amount of $19,200. In addition, a certain shareholder who purchased $30,000 of the notes.

Chris Outwater, CEO and owner, allowed Liberty to utilize his personal line of credit with Wells Fargo bank in the amount of $70,000. As of December 31, 2018, the company loaned $36,000 with interest rate 10% per annum to Chris Outwater with maturity on December 31, 2019.

As of December 31, 2019 total amount of loan is $60,000 and accrued interest amount is $6,000.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $3,182,314 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Liberty Access Technologies

Access Control Innovators





◎ Website   📍 Santa Barbara, CA   SOFTWARE & SERVICES   CLEAN TECHNOLOGY

Liberty is an Access Control company that began in the EV charging infrastructure market. We have recently formed a subsidiary called Liberty Health Technologies, Inc., and are developing unique products, the first focused on skin temperature screening as part of a secure Access Control system. The first product is "myTempie™", a smartphone application that captures your forehead skin temperature at the same time it takes an authenticated selfie.

$318,687 raised ⓘ

520	29
Investors	Days Left

$0.40	$19.2M
Price per Share	Valuation

Equity	$300.00
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates ⁴²   Comments

♡ Follow

Reasons to Invest

- **Our Innovative Products:** Our unique EV charging systems for fleets and the workplace and we are now in development of our new "myTempie" ™ mobile temperature sensor and app for health authentication.

- **Our Traction:** We are a leader in providing fleet grid sensitive and carbon aware charging systems to schools and local governments and businesses and are now working on "myTempie"™ for the emerging Secure Mobile Health Reporting market.

- **Our Pace Ahead of the Competition:** Liberty is a market leader in EV charging

Bonus Rewards

Get rewarded for investing more into Liberty Access Technologies

$300+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus

- Our Pace Ahead of the Competition: Liberty is a market leader in EV charging and constantly innovating to keep pace with customer and environmental needs. “myTempie” ™ will be the first at-home, self-administered health authentication product of its kind. Our competition is using on-site expensive thermal cameras and handheld temperature sensors to check for fevers on site.

Liberty provides software and hardware that enable important access control advantages. We first established ourselves in the electric vehicle charging business, with a platform designed to improve the control and management of multiple vehicle and fleet charging for workplaces, schools, and the new generation of delivery vans. For fleets, our HYDRA-RX AC Fast Charger Controller produces quick charging times at a fraction of the cost of DC Fast Chargers. In the electric vehicle charging space, Liberty already has an established customer base of major corporations, government agencies, and municipalities.



Recently, Liberty announced another innovation building on our existing relationship with a leading turnstile and keycard access company in the world to help businesses and consumers adapt to the new COVID-19 requirements. Our upcoming product, "myTempie"™ and its proprietary platform, will enable consumers to “authenticate” their individual skin temperature via a non-contact skin temperature scan combined with facial recognition that will expedite their ability to return to work, travel, go to school or otherwise “restart” their lives. You can see how it works below.



**Images are computer generated demo versions. Product is still currently under development*

OUR STORY

program. For details on this progr
please see the Offering Summary
section below.

$1,000+
Investment
5% Bonus Shares
Invest $1,000 after first six weeks a
receive 5% bonus shares.

$2,000+
Investment
10% Bonus Shares
Invest $2,000 after first six weeks a
receive 10% bonus shares.

$5,000+
Investment
20% Bonus Shares
Invest $5,000 after first six weeks a
receive 20% bonus shares.

$10,000+
Investment
25% Bonus Shares
Invest $10,000 after first six weeks
receive 25% bonus shares.

$25,000+
Investment
30% Bonus Shares
Invest $25,000 after the six weeks
receive 30% bonus shares.

$50,000+
Investment
40% Bonus Shares

OUR STORY

Liberty - An innovator in Access Control

When we introduced our first product in 2010, we were focused on electric vehicles and foresaw that there were potentially many types of chargers in a single location and there was little if any ability to provide centralized management of access and operations. And, we understood that 80% of EV charging happens where vehicles are parked for several hours. For that reason, we elected to focus on creating charging solutions for workplaces, schools, apartments, and condos.

Over the past 4 years, our HYDRA EV Charger Controller has been selected by large utilities, corporations, universities, municipalities, and condo associations to provide charging services to their employees, tenants, visitors, and guests. There are nearly 175 HYDRA systems operating in the US and Canada controlling about 2500 daily charging sessions.



EV car sales are accelerating and are forecasted to exceed gasoline-powered cars over the next 20 years, according to Bloomberg New Energy Finance. The focus has now shifted to the medium-duty vans and buses that account for 30% of transportation sector greenhouse gas emissions. Liberty is an early leader in the important and necessary transition to electric buses.



Our HYDRA EV Charging Product

Our patented HYDRA-R EV Charger Controller is a smart gateway that combines access control, metering, reporting, and load management capabilities in one device. A single HYDRA Controller can turn 10 low cost, basic chargers into networked "smart" chargers that are less expensive, more reliable, and more secure than those offered by other EV charging companies. Unlike typical network chargers and simple gateways, the Hydra's powerful single-board computer enables it to continue operating in the event of loss of internet or cellular connections, a vital concern for fleet operators.



40% Bonus Shares

Invest $50,000 after the six weeks and receive 40% bonus shares.

$100,000+

Investment

50% Bonus Shares

Invest $100,000 after the first six w and receive 50% bonus shares.

HYDRA-R Controller, Code Keypad and EV Chargers

HYDRA can control both AC Fast Chargers and normal Level 2 chargers in any combination, giving owners the flexibility to meet unexpected demands. HYDRA owners and administrators are able to control all aspects of their charging operations from their HYDRA Dashboard. Operators are able to create and issue personal identification numbers (PINs) for employees and tenants, set system output limits to avoid costly peak demand charges and generate usage reports to claim Low Carbon Fuel Standard (LCFS) Credits. All of this for network service fees that are far less than those of competing network operators.

Why HYDRA is in a league of its own

Faster AC Charge Times: Based on our research, the HYDRA is the only EV charging control system to offer AC Fast Charging with 19.2kW output, which provides the best value when charging electric school buses and medium-duty electric trucks. Our product cost is a fraction of that of DC Fast Chargers.

Greater Security: The WiFi network chargers used by our competitors can be hacked, so customers requiring a high level of security appreciate the extra level of security provided by the HYDRA.

Cost Saving Load Management: When you charge your EVs can be more important than how much electricity you use. Utilities put higher prices on electricity consumed during periods of high demand like cold winter mornings and hot summer evenings. Our load management features help customers avoid these demand charges by scheduling charging when power is less expensive or produced from more renewable sources like solar and wind. This enables our customers to manage their carbon emissions along with their costs.

HYDRA Benefits Business and Property Owners

Access Control

The Hydra allows business owners to control who can access their chargers, often with the same HID prox card or fob that is already used for their parking gates or security doors. Alternatively, drivers can start their charging session using PINs via the Hydra's keypad, remotely through our website, or with our HYDRA smartphone app.



Mixed Public/Private Use

For HYDRA owners who want to allow the general public to use their charging stations, Liberty's HYDRA app allows drivers to purchase charging sessions with their phones using Liberty's optional **PayByMobile** billing service.

Billing Services

Business owners and property managers use access control and pricing to help defray their costs and to ensure their stations are available to employees and tenants. Liberty offers two optional billing programs: **DIY Billing**, where owners run simple usage reports and bill drivers themselves or **Direct Billing**, where Liberty bills tenants or employees on the business owners' behalf.



Announcing "myTempie" ™

"myTempie"™ is the latest example of Liberty's innovation in the Physical Access Control space. We plan to leverage our relationship with a leading Access Control company to introduce a trusted health and personal authentication platform that can stand alone or connect to existing Physical Access Control sites worldwide. Our system can enable customers to more rapidly get back to work, travel, go to school, dine out, work out, and otherwise resume life in the current COVID-19 environment. The system consists of a specially designed non-contact infrared sensor combined with a smartphone application and biometric authentication.

 As designed, the system will consist of a proprietary non-contact infrared sensor combined with a smartphone application and biometric authentication. We are currently finalizing our production plans for the product and determining a plan to introduce it to market.

  



Images are computer generated demo versions. Product is still currently under development

OUR TRACTION

Our customers In the Electric Vehicle Market

Currently, hundreds of HYDRA systems are in operation across the U.S. and Canada, powering some of the largest employee charging networks in the country such as Los Angeles County, San Diego Gas & Electric, Arizona Public Services, and Bristol-Myers Squibb. We also have systems installed at major corporations like Unilever, Campbell's Soup, and Dow Jones, along with several educational institutions such as the University of California Los Angeles, California State University, Stevens Institute of Technology, Rider University, and the College of New Jersey.



Cushman and Wakefield, one of the largest commercial real estate operators in the world, selected our HYDRA system so their employees and tenants can use the same HID prox card they use to access parking and buildings to charge their electric vehicles. Now Liberty is working with electric bus makers Lion Electric and Blue Bird to offer HYDRA-RX to their customers. Every fleet that purchases electric buses and trucks will need to install charging systems and the HYDRA-RX is becoming the "go-to" charging system for this market.

Market Opportunity

As reported in the Washington Post, environmental and health organizations from around the country are calling on school districts to replace "dirty diesel" buses with electric ones and California is leading the way.* The California Energy Commission recently allocated $70 million for their Electric School Bus Replacement program and another $13 million for charging infrastructure to districts across the state.* To support this conversion, the California Public Utilities Commission has directed California's three largest utilities to create programs that pay for up to 70% of charging system installation costs.** The combined funding has California schools dramatically accelerating their fleet conversion timetables.

*https://www.washingtonpost.com/news/tripping/wp/2018/05/04/time-to-switch-to-electric-school-buses-to-save-the-planet-and-money-group-says/
*https://www.energy.ca.gov/programs-and-topics/programs/school-bus-replacement-program
**https://www.cpuc.ca.gov/zevChargingInfrastructure.aspx



School bus carriers operate the largest mass transit fleet in the country... 480,000 school buses compared to 96,000 transit buses.

https://s3-us-west-2.amazonaws.com/nsta/6571/Yellow-School-Bus-Industry-White-Paper.pdf



THE VISION

Our future

Since our inception in 2009, Liberty has been envisioning innovative Access Control products. Our initial focus was on making electric charging easier to access and control. Over the years we have built up a strong patent portfolio in Access Control technologies. Our upcoming product, "myTempie" ™ expands our market to authenticated health screening and Secure Mobile Health Reporting.

In order to best capitalize on this opportunity, we are continuing to expand our ownership, from the small group of angel investors that have supported us from the beginning to new investors via the StartEngine crowdfunding platform.

We are very excited about our new subsidiary, Liberty Health Technologies, Inc., and our latest Access Control innovation, "myTempie" ™. Our current patent portfolio and new product, like "myTempie"™, our proven ability to bring products to market and our global distribution relationship, should position us to be the leader in authenticated skin temperature screening and remote health reporting for Physical Access Control in our health-conscious world.

We are currently working to develop relationships with key distribution and technical integration providers to ensure rapid development and a seamless launch and rollout of the "myTempie"™ app and skin temperature sensor. Funds raised from our enhanced Start Engine campaign will be used to scale these efforts to get the product to as many people as possible and offer both a low-cost smartphone app and a premium, enterprise version.


CHECK IN

**Images are computer generated demo versions. Product is still currently under development*

Major SoCal County Government

FleetReady

Liberty EV Charging System Now

Liberty Access Technologies Expands

Liberty is Founded

We focus on the non-public EV Charging Market

Government

Selection of HYDRA by a major Southern California County to power their employee/public charging network (they currently own 54 HYDRAs)

Charging Program

Qualification of HYDRA-RX for the PG&E FleetReady fleet charging infrastructure program

System Now Accessible to Millions Who Use HID Global Proximity Access Cards

We are now offering electric vehicle charging systems with the convenience and security offered the world-class HID global proximity card systems.

Expands Relationship With HID Global

Santa Barbara, CA adds electric vehicle charging stations to the list of critical assets that are secured by HID Global trusted identity technologies.

San Diego Gas & Electric

Sale of 10 Liberty-Enabled ClipperCreek chargers to San Diego Gas & Electric for employee charging.

SoCal's ChargeReady Program

HYDRA helps build workplace and residential multi-unit dwelling (MuD) charging infrastructure

SCE CR Transport Approved Vendor

Received Approved Vendor status for SoCal Edison's CR Transport fleet charging infrastructure program.

Liberty Access Technologies Selected to Provide HYDRA Systems for Arizona Public Service

Liberty selected to provide charging stations for all Arizona Public Service (APS) employee charging based on equipment's durability and ability to withstand harsh conditions

2009	**March 2011**	**November 2014**	**May 2016**	**March 2019**	**July 2019**	**September 2019**	**June 2020**
	August 2010	**October 2013**	**September 2015**	**September 2018**	**July 2019**	**September 2019**	**October 2019 January 2020**

HYDRA and SDG&E

5 HYDRA units are introduced by SDG&E to expand their employee charging network (they currently own more than 40 HYDRA systems)

PG&E Electric School Bus Charging Pilot

Selection of HYDRA by PG&E and Olivine as the controller for their School Bus Renewables Integration pilot

Liberty Launches on StartEngine

Now, YOU can be a part of our growth!

Liberty Named Advisor to the Department of Energy (DOE) Electric Vehicle Charging Project

Liberty has joined the Project Advisory Committee of the Department of Energy's Multi-Unit Dwelling Plug-in Electric Vehicle Charging Innovation Pilot Project.

First Test Case

Demonstrated the first EV charging session using a smartphone

New Jersey's PSE&G Workplace EV Charging Program

Corporations like Bristol Myer Squibb, Unilever and Campbell Soup install systems

We Become a Preferred Charging System

Working with Lion Electric School Bus on pilot with PG&E

Liberty Access Technologies and WattTime Partner to Bring Green Charging to EV Fleets

Liberty announced a new clean charging partnership to support schools and workplaces in their transition to all-electric fleets.

Meet Our Team





Chris Outwater
Founder, CEO and Director

Chris is a technology entrepreneur who has successfully developed and deployed advanced technology products and intellectual property over the past 30 years. He has worked as a consultant for Disney Imagineering and for leading automotive and technology companies. He is the inventor or co-inventor on 18 patents. He worked to develop the original concept for the HYDRA. His latest invention is our new "myTempie" ™ product for Remote Health Reporting and Access Control. Chris will continue to lead Liberty full time, including managing our new subsidiary, Liberty Health Technologies, and overseeing the development and marketing of our new "myTempie"™ product.



Michael Keane
CTO

Michael Keane is a serial entrepreneur who has created a number of innovative web-based service startups including RealtyTrac, Inc ($50mm annual revenue). He has also led a number of technology development projects for clients like Castle Rock Entertainment, Sony, Bausch & Lomb and BAE Aerospace. Mr. Keane manages the development of the Liberty' Back Office suite of tools and reports along with the integration of the Back Office with a variety of utilities and other energy service product providers.



Tim Hylas
CFO

Timothy Hylas has over 35 years of accounting experience within the public and private sectors as controller for a diverse set of businesses ranging from non-profits to large mortgage companies, wine businesses and manufacturing companies of various sizes. Timothy brings a wealth of tax and accounting experience to these varied industries and acts as a trusted partner in their growth. In addition, Timothy has extensive experience in auditing for both small and large businesses.



Jay Kesan
Senior IP Advisor

Jay's work focuses on technology, law and business. He is a Professor and H. Ross and Helen Workman Research Scholar at the University of Illinois at Urbana-Champaign. He is also a practicing patent attorney for over 20 years.



Joe Doyle
Marketing and Business Development

Joe has advised CEOs and senior executives of electric utilities like Exelon and PG&E as well as corporations like McDonald's and Verizon on their marketing and business strategies. More recently he co-founded (recently sold) real estate startup Attom (formerly RealtyTrac) and has lead divisions of real estate behemoths Corelogic and LPS. He will drive the marketing and business development expansions of the Liberty in the utility, multifamily and workplace areas as well as the brand enhancements to the websites and mobile applications.







  

Richard G. Mckee, Jr.
Chairman of the Board

Richard G. McKee, Jr. has been working in investment management and financial research for over forty years with a focus on small company value investing. He served as a director of Vyrex Corp. and helped transition the company into PowerVerde, Inc., a publicly traded company, developing green energy solutions. Richard is the founder and CEO of Dynamic Investment Group, an investment managing and consulting firm providing company analysis and venture capital assistance. Richard is a graduate of Brown University.

Edward C. Gomez
Director

Dr. Gomez is Professor and Chairman Emeritus of the Department of Dermatology and former Associate Dean for Clinical Educational Affairs at the University of California, Davis School of Medicine. He has served as Western Regional Chief of Staff in the Department of Veterans Affairs and as Medical Director of Key Pharmaceuticals. He holds an A.B. degree from the Johns Hopkins University and M.D. and Ph.D. (Biochemistry) degrees from the University of Miami. He is an active investor in technology and pharmaceutical companies.

Herman Leibowitz
Director

Mr. Leibowitz has forty-plus years of experience in design and development of advanced thermal power systems. As President of Waste Heat Solutions LLC, he advises clients making the transition from IR&D to commercial development.

He has had a broad and varied background in industry, working for companies that include GE, UTC, Ormat, MTI, Exergy Inc. and PowerVerde.

Mr. Leibowitz has a BSME from CCNY, an MSME from UConn and an MBA from RPI.

Offering Summary

Company :	Liberty PlugIns, Inc.
Corporate Address :	1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	25,000
Maximum Number of Shares Offered :	2,675,000
Price per Share :	$0.40
Pre-Money Valuation :	$19,201,088.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

All perks occur after the offering is completed."

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Morrow-Meadows Purchases EV charging control systems from

Liberty Access Technologies (LAT)

1 day ago

One of Southern California's largest full service electrical contracting companies has ordered 3 Hydra systems.

Santa Barbara, Calif. — LAT has been awarded a sales contract for 3 Hydras by Morrow-Meadows Corporation with headquarters in the City of Industry. The Hydras will be installed by Morrow-Meadows within the SDG&E service territory. LAT has been a long term supplier to SDG&E and its workplace charging program. These 3 Hydras will add up to 30 car chargers to over 50 existing Hydra installations across multiple *SDG&E campuses*. Liberty Access Technologies continues to sell its value-driven workplace charging solution.

"We are very pleased to receive this order from Morrow-Meadows for Hydra controllers destined for several SDG&E sites. We hope to continue to provide EV charging solutions for their employees as well as customers in their service area. Repeat business speaks for itself," said Chris Outwater, CEO of LAT.

LAT's HYDRA-R is a low-cost EV control device designed specifically for business owners and property managers who wish to add an EV charging system for their employees and tenants. Unlike public "gas pump" style EV chargers, the HYDRA Control Unit (HCU) contains the access control, data recording, energy management and communications components and controls up to ten (10) inexpensive basic Level 1 or Level 2 chargers.

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Liberty Access Technologies Receives Order from CA Department of Consumer Affairs for Electric Vehicle Charging

3 days ago

Liberty Access Technologies (LAT), an approved vendor in the PG&E Electric Vehicle Charging Network (EVCH), is supplying 2 Hydra control systems to be installed at the California Department of Consumer Affairs in San Jose, CA.

Santa Barbara, Calif. — LAT has been awarded another contract as an approved vendor in the PG&E territory. Enviro Spark Energy Solutions will install 2 Hydras and Keypads at the Department of Consumer Affairs facility in San Jose. The facility is managed by another LAT customer, Cushman and Wakefield. Enviro Spark has previously installed Hydras and Clipper Creek chargers at Cushman and Wakefield managed buildings in Tampa, Florida.

"Our history of satisfying PG&E customers with low cost and efficient electric vehicle charging solutions tied with Clipper Creek chargers continues to bring us more sales contracts," said Chris Outwater, CEO of LAT.

LAT's HYDRA-R is a low-cost EV control device designed specifically for business owners and property managers who wish to add an EV charging system for their employees and tenants. Unlike public "gas pump" style EV chargers, the HYDRA Control Unit (HCU) contains the access control, data recording, energy management and communications components and controls up to ten (10) inexpensive, basic Level 1 or Level 2 chargers.

The LAT' Hydra system provides a way for building owners and managers to control access to electric vehicle charging and also track usage for billing purposes.

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost effective large scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Liberty Access Technologies Delivers Chargers with Keypads for 7-Eleven

9 days ago

Liberty Access Technologies has been awarded its first contract for 7-Eleven. The initial installation of two Clipper Creek CS-40 chargers with Access Control Keypads that use Liberty's patented Synchronous Code technology has been completed.

Santa Barbara, CA – July 20, 2020 – Last week Liberty Access Technologies (LAT) commissioned another of its access control innovations at a 7-Eleven site in Kamas, Utah. This is Liberty's first installation at a 7-Eleven location, which has over 60,000 stores worldwide.

LAT's **Access Control Keypad** provides a way for owners and managers to limit access to electric vehicle charges to certain individuals and for limited duration. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks. The **Access Control Keypad** works like an electronic padlock that "opens" its charger for a specific period of time.

"Like many of us In the new COVID reality, EV drivers want to escape from the densely packed city and get out into our beautiful American countryside. Kamas is on the edge of one of the most spectacular national parks in Utah. We are excited about this installation at an organization as massive as 7-Eleven. We hope the convenience and ease of use of chargers at this location will pave the way for chargers throughout the 7-Eleven network," said Chris Outwater, CEO of LAT.

The **Access Control Keypad** on the EV charger allows owners to sell or give away one-time use codes generated in our smartphone application or from our website. Each code is used once for a specific duration.

Many EV drivers appreciate the ability to get access to EV charging without having to join a network or carry membership cards. And equipment owners appreciate not having to pay large fees for monthly services or pay for each transaction.

If you're not concerned with measuring electricity usage, one-time-use access codes ("EV charging codes") are an easy and effective way to control access and provide EV charging for your customers.

Notice of Funds Disbursement

10 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Liberty Access Technologies Secures Another Electric Bus Charging Customer

17 days ago

Santa Barbara, CA – July 13, 2020: Liberty Access Technologies (LAT) reported they have received a purchase order for another HYDRA-RX AC Fast Charger Controllers to be delivered to the Berkeley

Unified School District (BUSD) in Northern California.

"We continue to be a market leader in providing an excellent solution for charging electric buses and vans," said Chris Outwater, CEO of LAT. He added, "AC Fast Charging (ACFC) is ideal for the medium duty electric buses and trucks that travel less than 120 miles per day and are parked overnight in a central yard or depot," Mr. Outwater continued, "Using high output basic chargers provides adequate recharging times at a fraction of the cost of DC Fast Chargers (DCFC)."

The HYDRA-RX is a local controller specifically designed to control high output alternating current (AC) charging stations that provide over twice the charging power of standard AC chargers. The extra power is needed to charge the much larger battery packs of electric school buses, both overnight and also during the day when the buses are idle while school is in session.

BUSD is the latest school district to choose the HYDRA-RX with several others in the queue, the result of significant funding for electric school buses coming from the California Energy Commission (CEC) and California Air Resources Board (CARB).

About Liberty Access Technologies (LAT)
LAT specializes in innovative access control systems. Our Liberty PlugIns, Inc. subsidiary is a leader in providing solutions for electric vehicle charging for fleets, multi-tenant dwelling and other commercial venues. Our patented Hydra technology and multi EVSE Control system enables cost-effective large scale EV charging solutions for workplace and multi-tenant dwellings. Our mission is to use our patented technology to enable our customers to control access, costs, and carbon emissions via our "grid-aware" technology.

Notice of Funds Disbursement

24 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Liberty Access Technologies offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Liberty Access Technologies Expands Relationship With HID Global

about 2 months ago

Santa Barbara, CA – June 6, 2020 -- Today Liberty Access Technologies (Liberty) announces an effort to add electric vehicle charging stations to the list of critical assets that are secured by HID Global's trusted identity technologies. The news comes as an increasing number of enterprise commercial and residential properties add EV chargers to provide employees and tenants with convenient charging stations that accelerate the transition to electric vehicles, a critical component in the fight to reduce greenhouse gas (GHG) emissions.

"As electric vehicles continue their rapid growth in popularity, organizations that are building out the EV charging infrastructure will be confronted with the need to support secure and convenient access to EV chargers," **said Gary Oberman, Vice President Americas Sales of Extended Access Technologies with HID Global.** "Working together with Liberty, our industry-leading trusted identity technologies will provide secure and convenient access to the enterprise EV charging infrastructure using the same HID credential used to enter the building."

Liberty has significant experience providing their customers with a wide range of access control solutions, including HID access cards, personal identification numbers (PINs) and smartphone apps. In fact, Liberty was the first company to activate a charging session using an HID card over 4 years ago. HID Global is a world leader in credentials used for secure access to buildings, parking garages and other enterprise functions where additional security is desired or required.

"Ease-of-use and accessibility are important components of the EV charging experience and these factors are often overlooked," according to Chris Outwater, CEO of Liberty. "Now drivers can use their same HID credential to open the parking lot gate, start their charging session and enter their building. This makes the workplace EV charging process seamless, secure and intuitive."

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LAT's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost effective large scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

Comments (50 total)

Add a public comment...

0/2500



I'm not a robot



reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Thomas Kane SE OWNER 2 INVESTMENTS INVESTED a day ago
Love seeing the momentum swing with these updates!!! Keep em coming!!

---

kenneth lempka 3 INVESTMENTS INVESTED 3 days ago
lincoln ne. has just order 6 more electric buses total of 10. might need your help.

> **Chris Outwater** - Liberty Access Technologies 3 days ago
> Kenneth, thank you for your email and helpful suggestion. I will let our sales person know to contact the school districts in Lincoln, NE and see if they are interested in our unique bus charging product.

Charles Rice 11 INVESTMENTS INVESTED 8 days ago
Do you, at this point and time think the investment opportunity in LIT will be extended at a later date. I have invested one time, but with updates I certainly will want multiple opportunities to invest if possible. Is there any plan for a future raise?? When is this raise closing? Or hasn't it already clised?
Thanking you in advance,
Charles Don Rice
Missouri

> **Chris Outwater** - Liberty Access Technologies 7 days ago
> Charles, thank you for your question. I do not know for certain if we will extend our campaign; however, if the past is a good indicator, we have chosen to extend the campaign several times in the past. Thanks again.

Jerry Clare 10 days ago
Who are your competitors - I know Blink Charging Co. (BLNK) market cap=$185M has charging systems in use now - who are other competitors in the marketplace?

> **Chris Outwater** - Liberty Access Technologies 7 days ago
> Jerry, thank you for your question. Yes, besides Blink, our competitors are Chargepoint and Greenlots and EV Connect to name a few. I believe that Blink (BLNK) is the only publicly trading EV charging company.

Isaac Grossman `1 INVESTMENT` a month ago
Many school districts and schools are required to submit cost of fuel to the state government for compensation and reimbursement. What technology is being pursued or developed in order to fulfill this requirement?

> **Chris Outwater** - Liberty Access Technologies a month ago
> Isaac, thanks for your question. All of the newer charging systems designed to recharge school buses and vans, including our Hydra RX charging system, are required to meter and track and report on usage. The schools have access to this data for reporting purposes. The schools in California can also claim Low Carbon Fuel Credits for the electricity they use to charge their buses. These credits help cut their expenses as they move to electric buses.

Thomas Doe `5 INVESTMENTS` `INVESTED` a month ago
I did like to know whether the company has sent out reconfirmation emails to investors. If that has been done by the company, I am investor in to this company but I have not received any reconfirmation email .

brian licuanan `SE OWNER` `6 INVESTMENTS` `INVESTED` a month ago
Hello--Just invested and plan to commit more capital in time! I am extra excited with CA's recent rules requiring companies to transition all trucks and vans to be battery or hydrogen operated. That said, I know there are quite a few competitors building battery charging stations including EZgo and Charge Zone. How are you planning to compete with these entities; do you have a specific marketing plan? I am assuming the school bus is a niche market for Liberty Access Technologies for now. I am glad to hear you are affiliated with LAUSD and hope that will be an edge for LAT. Looking forward to being part of the journey.

> **Chris Outwater** - Liberty Access Technologies a month ago
> Thanks, Brian. Yes, there are many competitors with DC charging systems. Our Hydra RX is a fast AC charging system and is many times less expensive than DC chargers. So, we would not be competing head to head with EVgo and Charge Zone. Yes, the school bus is a niche market, but a very large niche. COVID is definitely a challenge for our schools; however, we are still getting orders from northern california. We are also expanding our fast AC charging to enterprise and municipal fleet charging where vans and trucks can come in to charge overnight. We will be making some exciting updates in the month of July.

Thomas Kane `SE OWNER` `2 INVESTMENTS` `INVESTED` a month ago
Hello, I invested into your company in early April and i'm excited to see where this technology can bring us for schooling industries. But as I've been following your updates, i haven't seen much in the way of general commercial public transport at the government sector (E.X. RIPTA in RI, CTTransit in CT ETC.) for the 50 states that generally have at least one city that could be sold?

> **Chris Outwater** - Liberty Access Technologies a month ago
> Thomas, thanks for your question. Yes, good point. Our high amp charging system for school buses can also be used for fleet vehicles, like vans, light/medium trucks and buses that need to charge overnight. So, we can charge delivery vans and trucks and also buses that run their routes and come in for around 6 to 8 hours of charging. This can allow us to charge fleet vehicles with ranges of about 300 miles! Most of our discussions are currently with municipalities on the west and east coasts.

SHOW MORE COMMENTS

Our Team

Equity Crowdfunding 101

Blog

Invest in StartEngine

Get Funding

How It Works

Why StartEngine

Founder FAQ

Refer Founders

Start Investing

Investing 101

Investor FAQ

Earn 10% Bonus

Form CRS

Terms of Use

Privacy Policy

Disclaimer

Annual Reports

Help Center

Contact Us



©2020 All Rights Reserved

   

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Animation #1</u>

Getting our kids off to school in a COVID19 world may look a little different

Parents will likely have to verify their children are symptom free before sending them off to school

myTempie is a simple way to verify the body temperature of children or others under our care.

myTempie uses a harmless infrared device to take a photo and the temperature of your child or any other person in your care.

myTempie then transfers the information to the school or nurse facility providing care or requiring health authentication.

<u>Animation #2</u>

As we return to work after COVID19, things are going to be different. We will be required to show we are healthy and symptom-free to go to school, travel, shop and go to work

myTempie is a free, simple way to verify your body temperature

myTempie uses a noncontact sensor to take your temperature automatically along with your selfie.

CLICK sound w/ photo grab.

myTempie then transfers the information to your workplace, school, family or any party needed to confirm your ability to enter

----

"I founded Liberty in the belief that the best way to reduce carbon emissions is with electric vehicles, and now I want to focus on school buses.

Liberty Access Technologies is poised to play a key role in the electrification of urban transport.

This Hydra is fully occupied with ten meters managing ten electric vehicle chargers lined up here in the parking lot

We let fleet owners and multi-vehicle sites centralize management of chargers, usage, and ultimately their carbon footprint.

What could be better for society than renewables? Solar, wind, and hydro, evolving transportation into something sustainable?

Liberty already supports the rapidly growing electric vehicle industry. Now we're building systems and insights that maximize real time carbon savings.

We're going to lead the movement to electrify school buses. This is a great target for us.

School buses represent the largest mass transit fleet in the nation. There's a lot of work to be done in this area.

Electric school bus charging infrastructure will improve the overall environment, and more immediately, the health of our children. It's our logical next step.

Listen, our charging stations are used across the nation. They're in apartment buildings, workplaces, municipal locations.

They provide owners with centralized management, which is great!

School bus electrification demands new solutions. This is just the start. This whole process is just beginning. Are you up for it? Climb on board, the bus is leaving."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LIBERTY PLUGINS, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF SEPTEMBER, A.D. 2009, AT 5:23 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



SECRETARY'S OFFICE 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

4731109 8100

AUTHENTICATION: 7528376

090857373

DATE: 09-15-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:23 PM 09/15/2009
FILED 05:23 PM 09/15/2009
SRV 090857373 - 4731109 FILE

CERTIFICATE OF INCORPORATION
OF
LIBERTY PLUGINS, INC.

ARTICLE I
NAME

The name of the corporation (hereinafter referred to as the "Corporation") is:

Liberty PlugIns, Inc.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III
PURPOSE

The purpose of this Corporation is to engage in any lawful act, activity, or business for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 150,000,000 non-assessable shares, of which 100,000,000 shares shall be designated as common stock with a par value of $0.0001 per share (the "Common Stock"), and 50,000,000 shares shall be designated as preferred stock with a par value of $0.0001 (the "Preferred Stock"). The Preferred Stock may be issued from time to time in series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution of resolutions providing for the issuance of such Preferred Stock and adopted by the Board of Directors pursuant to the authority granted herein.

ARTICLE V
BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by and under the direction of the board of directors of the Corporation ("Board of Directors"), and the directors need not be elected by written ballot unless required by the bylaws of the Corporation ("Bylaws"). The number of

15673647 1

directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. In furtherance of, and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, alter, and repeal Bylaws of the Corporation.

Upon the filing of this Certificate of Incorporation, the powers of the sole incorporator shall terminate. The name and mailing address of the persons who shall serve as the directors of this Corporation until the first annual meeting of the stockholders of the Corporation, or until their respective successor is elected and qualified, are:

Name	Address
Chris Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108
Mary Ellen Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108

ARTICLE VI
AMENDMENT

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by the laws of the State of Delaware. All rights, powers, privileges, and discretionary authority granted or conferred herein upon the stockholders or directors of the Corporation are granted or conferred subject to this reservation.

ARTICLE VII
INDEMNIFICATION AND LIMITATION OF LIABLITY

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duties as director of the Corporation, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts and omissions not in good faith or which involves intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or any successor thereto, or (iv) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended after the filing of this Certificate of Incorporation of which this Article X is a part to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

The Corporation shall indemnify to the full extent permitted by law any person who is made, or threatened to be made, a party to any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that he or she is or was a director or officer of the Corporation or serves or served as an director or officer of any other enterprises at the request of the Corporation.

Any repeal or modification of the foregoing paragraphs of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
MEETINGS

Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE IX
INCORPORATOR

The name and mailing address of the sole incorporator is Robert B. Macaulay, c/o Carlton, Fields, P.A., 100 SE Second Street, Suite 4000, Miami, Florida 33131.

The undersigned incorporator hereby acknowledges that the foregoing certificate is his act and deed and that the facts herein are true.

Dated: September 15, 2009.



Robert B. Macaulay
Incorporator